SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: May 7, 2002

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 North Main, Butte, Montana   **59701-9332**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Exhibit Index is found on page 7

ITEM 5.   OTHER EVENTS.

FINANCIAL RESULTS

FIRST QUARTER 2002 COMPARED WITH FIRST QUARTER 2001

❑ **EARNINGS PER SHARE - BASIC**

Touch America Holdings, Inc. reported a consolidated basic net loss of $0.10 per share in the first quarter 2002 as compared with the first quarter 2001 consolidated basic net income of $0.58 per share.

Earnings from continuing operations decreased $0.21 per share, from net income of $0.05 per share in the first quarter 2001 to a loss of $0.16 per share in first quarter 2002.

Net income from discontinued operations for the first quarter 2002 was $0.06 per share, a decrease of $0.47 per share compared with the first quarter 2001 earnings of $0.53 per share. The first quarter 2001 earnings per share included $0.30 per share attributable to the gain on the sale of Continental Energy in February 2001. The decrease is also due to only one month of utility operations in 2002 compared to three months of operations for the utility operations and coal operations and two months of operations for Continental Energy in 2001.

❑ **CONTINUING OPERATIONS – TELECOMMUNICATIONS/EXHIBIT 99a**

Income from continuing operations decreased $19,500,000, from income of $5,800,000 in the first quarter 2001 to a loss of $13,700,000 for the same period in 2002.

Revenues

Telecommunications revenues decreased $45,800,000, or 32 percent, from $144,400,000 in first quarter 2001 to $98,600,000 for the same period in 2002. For comparative purposes, the following table shows the breakdown of revenues.

	Quarter Ended March 31,	
	2002	2001
	(Thousands of Dollars)	
TELECOMMUNICATIONS REVENUES:		
Voice.......................	$ 42,400	$ 82,400
Private line................	27,000	38,100
Access and other...........	10,700	15,500
Internet services..........	12,600	6,100
ATM/Frame relay............	5,900	2,300
	$ 98,600	$ 144,400

Voice revenues for the first quarter 2002 decreased $40,000,000 primarily due to decreases in sales across all customer segments. These decreases are the result of reduced sales to resellers and Qwest Communication's (Qwest) removal of its traffic from our network. We are in an ongoing dispute with Qwest regarding a number of previously disclosed revenue and expense issues. Private line revenues, which include dedicated point-to-point capacity on our network, decreased by $11,100,000, while access and other revenues declined by $4,800,000 also as a result of Qwest's actions.

Internet services revenues increased by $6,500,000 primarily due to sales credits recognized in the first quarter 2001. ATM/Frame relay revenues, which include network services for data, video, and voice transmission, increased by $3,600,000.

Expenses

Telecommunications expenses for the first quarter 2002 compared to the same period in 2001 decreased approximately $15,100,000. Operations and maintenance expense (O&M) decreased approximately $17,300,000. This decrease was due primarily to a reduction in costs directly associated with the decrease in revenues discussed above. Selling, general and administrative (SG&A) expense decreased approximately $1,200,000, primarily due to decreases in employee benefit expenses and reduced professional services. Taxes other than income taxes decreased by approximately $900,000 due to reduced property tax estimates for our network. Depreciation expense increased by approximately $4,200,000, due to expansion of our fiber optic network.

Other (Income) Deductions - net

Other (income) deductions – net increased approximately $1,700,000 primarily due to decreased interest income associated with short-term investments.

❑ **DISCONTINUED OPERATIONS – UTILITY OPERATIONS; CONTINENTAL ENERGY; AND COAL OPERATIONS/EXHIBIT 99b**

The utility operations, Continental Energy, and the coal operations have been accounted for as discontinued operations. The income from discontinued operations for the quarters ended March 31, 2002 and 2001 are separately reported. Income from these discontinued operations, net of income taxes, decreased approximately $18,300,000 compared to the first quarter 2001, due to the sales of the utility operations in February 2002, Continental Energy in February 2001, and the coal operations in April 2001.

In the first quarter 2002, we recorded an estimated gain on the sale of the utility operations of approximately $100,000, net of income tax. We recorded an after-tax gain of $31,100,000 on the sale of Continental Energy in the first quarter 2001.

❑ **DIVIDENDS ON PREFERRED STOCK**

Dividends on Preferred Stock for the quarter ended March 31, 2002, include $1,800,000 of premium costs associated with the redemption of our outstanding Preferred Stock, $6.00 Series, and Preferred Stock, $4.20 Series.

FIRST QUARTER 2002 COMPARED WITH FOURTH QUARTER 2001

❑ **EARNINGS PER SHARE - BASIC**

For comparative purposes, the following table shows consolidated basic net income (loss) per share for the periods indicated.

	Quarter Ended	
	March 31, 2002	December 31, 2001
Continuing operations	$ (0.16)	$ (0.13)
Discontinued operations	0.06	0.04
Consolidated	$ (0.10)	$ (0.09)

❑ **CONTINUING OPERATIONS – TELECOMMUNICATIONS/EXHIBIT 99c**

Loss from continuing operations increased $1,100,000, from a loss in the fourth quarter 2001 of $12,667,000 to a loss of $13,718,000 in the first quarter 2002.

Revenues

Telecommunications revenues decreased approximately $19,500,000, or 17 percent, from $118,100,000 in the fourth quarter 2001 to approximately $98,600,000 for the first quarter 2002. For comparative purposes, the following table shows the breakdown of revenues.

	Quarter Ended	
	March 31, 2002	December, 31, 2001
	(Thousands of Dollars)	
TELECOMMUNICATIONS REVENUES:		
Voice	$ 42,400	$ 59,000
Private line	27,000	24,900
Access and other	10,700	16,300
Internet services	12,600	11,700
ATM/Frame relay	5,900	6,200
	$ 98,600	$ 118,100

Voice revenues for the first quarter 2002 decreased $16,600,000 compared to the fourth quarter 2001, due to decreases in sales across all customer segments. These decreases continue to be the result of Qwest's removal of its traffic from our network, and reduced sales to resellers. Access and other revenues also declined by $5,600,000 primarily due to a reduction in miscellaneous operating revenues.

Private line revenues, which include dedicated point-to-point capacity on our network, increased by $2,100,000 as a result of new sales.

Expenses

Telecommunications expenses for the first quarter 2002 decreased approximately $16,100,000 compared to the fourth quarter 2001. O&M decreased approximately $18,800,000. This decrease was due primarily to a reduction in costs directly associated with the decrease in revenues discussed above. SG&A decreased approximately $2,500,000 due to employee reductions, reduced professional services and a decrease in advertising expense. Taxes other than income taxes increased by approximately $4,000,000 due to the capitalization of property taxes associated with our network during the fourth quarter 2001. Depreciation expense increased by approximately $1,200,000, due to expansion of our fiber optic network.

Other (Income) Deductions - net

Other (income) deductions – net decreased approximately $2,600,000 primarily due to reduced losses associated with our unconsolidated investments.

❑ **DISCONTINUED OPERATIONS – UTILITY OPERATIONS; CONTINENTAL ENERGY; AND COAL OPERATIONS/EXHIBIT 99d**

Income from discontinued operations, net of income taxes, increased approximately $7,000,000 compared to the fourth quarter 2001, as a result of utility operations, which recorded a loss of $1,200,000 in the fourth quarter 2001, compared with income of $5,900,000 in the first quarter 2002.

In the first quarter 2002, we recorded an estimated gain on the sale of the utility operations of approximately $100,000, net of income tax. In the fourth quarter 2001, we recorded adjustments of $5,200,000 to income tax associated with the sale of the oil and gas operations and $400,000 to income tax associated with the sale of Continental Energy.

ADDITIONAL INFORMATION

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in Touch America Holdings' Annual Report on Form 10-K for the year ended December 31, 2001. Forward-looking statements are statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit

99a   Preliminary Consolidated Statement of Income for the Quarters Ended March 31, 2002 and 2001.

99b   Preliminary Discontinued Operations Listing of Income for the Quarters Ended March 31, 2002 and 2001.

99c   Preliminary Consolidated Statement of Income for the Quarters Ended March 31, 2002 and December 31, 2001.

99d   Preliminary Discontinued Operations Listing of Income for the Quarters Ended March 31, 2002 and December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


TOUCH AMERICA HOLDINGS, INC.
(Registrant)


By   /s/ J.P. Pederson
     J.P. Pederson
     Vice Chairman and Chief
       Financial Officer

Dated: May 7, 2002

EXHIBIT INDEX

Exhibit 99a

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF INCOME

	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001
	(Thousands of Dollars) (except per-share amounts)	
REVENUES	$ 98,553	$ 144,440
EXPENSES:		
Operations and maintenance	71,993	89,275
Selling, general, and administrative	27,426	28,643
Taxes other than income taxes	3,908	4,769
Depreciation and amortization	14,013	9,779
	117,340	132,466
OPERATING INCOME (LOSS)	(18,787)	11,974
INTEREST EXPENSE AND OTHER:		
Interest	343	779
Other (income) deductions - net	3,175	1,502
	3,518	2,281
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(22,305)	9,693
INCOME TAXES (BENEFIT)	(8,587)	3,868
INCOME (LOSS) FROM CONTINUING OPERATIONS	(13,718)	5,825
DISCONTINUED OPERATIONS:		
Income from discontinued operations, net of income taxes	5,857	24,115
Gain on sale of discontinued operations, net of income taxes	144	31,145
INCOME FROM DISCONTINUED OPERATIONS	6,001	55,260
NET INCOME (LOSS)	(7,717)	61,085
DIVIDENDS ON PREFERRED STOCK	2,517	923
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK	$ (10,234)	$ 60,162
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC (000)	103,774	103,753
BASIC EARNINGS (LOSS) PER SHARE OF COMMON STOCK	$ (0.10)	$ 0.58
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED (000)	103,774	103,843
DILUTED EARNINGS (LOSS) PER SHARE OF COMMON STOCK	$ (0.10)	$ 0.58

Exhibit 99b

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY DISCONTINUED OPERATIONS

	Quarter Ended March 31, 2002	Quarter Ended March 31, 2001
	(Thousands of Dollars)	
DISCONTINUED OPERATIONS:		
Income from discontinued utility operations net of income taxes	$ 5,857	$ 11,444
Income from discontinued coal operations, net of income taxes	-	9,372
Income from Continental Energy, net of income taxes	-	3,299
Gain on sale of discontinued utility operations, net of income taxes	144	-
Gain on sale of Continental Energy, net of income taxes	-	31,145
NET INCOME FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK	$ 6,001	$ 55,260

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENT OF INCOME

	Quarter Ended	
	March 31, 2002	December 31, 2001
	(Thousands of Dollars) (except per-share amounts)	
REVENUES..	$ 98,553	$ 118,078
EXPENSES:		
Operations and maintenance	71,993	90,807
Selling, general, and administrative	27,426	29,942
Taxes other than income taxes	3,908	(77)
Depreciation and amortization	14,013	12,808
	117,340	133,480
OPERATING LOSS	(18,787)	(15,402)
INTEREST EXPENSE AND OTHER		
Interest	343	1,133
Other (income) deductions – net	3,175	5,792
	3,518	6,925
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(22,305)	(22,327)
INCOME TAXES (BENEFIT)...................................	(8,587)	(9,660)
LOSS FROM CONTINUING OPERATIONS.........................	(13,718)	(12,667)
DISCONTINUED OPERATIONS:		
Income (loss) from discontinued operations, net of income taxes...................................	5,857	(1,151)
Gain on sale of discontinued operations, net of income taxes...................................	144	5,592
INCOME FROM DISCONTINUED OPERATIONS......................	6,001	4,441
NET LOSS..	(7,717)	(8,226)
DIVIDENDS ON PREFERRED STOCK............................	2,517	923
NET LOSS AVAILABLE FOR COMMON STOCK.....................	$ (10,234)	$ (9,149)
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC (000)	103,774	103,775
BASIC LOSS PER SHARE OF COMMON STOCK.....................	$ (0.10)	$ (0.09)
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – DILUTED (000)	103,774	103,775
DILUTED LOSS PER SHARE OF COMMON STOCK...................	$ (0.10)	$ (0.09)

TOUCH AMERICA HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY DISCONTINUED OPERATIONS

	Quarter Ended	
	March 31, 2002	December 31, 2001
	(Thousands of Dollars)	
DISCONTINUED OPERATIONS:		
Income (loss) from discontinued utility operations net of income taxes	$ 5,857	$ (1,151)
Gain on sale of discontinued utility operations, net of income taxes	144	–
Gain on sale of Continental Energy, net of income taxes	–	432
Gain on sale of discontinued oil and natural gas operations, net of income taxes	–	5,160
NET INCOME FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK	$ 6,001	$ 4,441